Exhibit 99.1

Subsea 7 S.A. awarded contracts offshore Brazil

Luxembourg – January 28, 2011 – Subsea 7 S.A. (NASDAQ-GS: SUBC; Oslo Børs: SUBC) announced today the award of two new contracts from Petrobras for activities offshore Brazil.

An extension to the contract for the Acergy Harrier. This contract, valued at approximately $40 million, is for the provision of saturation diving services to water depths of 300 metres for new construction tasks and inspection, maintenance and repair work, together with ROV services to 2,500 metres. Following a short extension of the previous three-year contract, this new contract will commences at the end of January until November 2011, when the Acergy Harrier is expected to commence work on the Sul-Norte Capixaba Project.

The award of a lump-sum contract for the installation of two manifolds on the Tambaú Field together with the installation of a pipeline end manifold on the Jubarte Field in water depths of approximately 1,200 metres. Engineering will commence immediately, with offshore installation due to take place in early 2011 using the Skandi Acergy.

Victor Bomfim, Senior Vice President, Brazil, said: “We are pleased to be able to announce these awards. The Acergy Harrier follows more than thirteen uninterrupted years of similar work by this ship for Petrobras during which we have achieved an excellent safety and operational track record. While the Equipment Installation contract is the third such award in three years. Together these awards demonstrate a high degree of client satisfaction.”

*******************************************************************************
Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

*******************************************************************************

Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.